FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of July 2005

                        Commission File Number: 001-32186

                               YM BIOSCIENCES INC.
                 (Translation of registrant's name into English)

                             Suite 400, Building 11,
                               5045 Orbitor Drive
                              Mississauga, Ontario
                                 Canada L4W 4Y4
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
                permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
                permitted by Regulation S-T Rule 101(b)(7): |_|

 Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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                                  EXHIBIT LIST

Exhibit           Description
-------           -----------

99.1              Business Acquisition Report

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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2005

                                        YM BIOSCIENCES INC.


                                        By: /s/ Len Vernon
                                            ------------------------------------
                                            Name: Len Vernon
                                            Title: Director, Finance and
                                                   Administration

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                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

99.1              Business Acquisition Report